Exhibit 99.3

RAM ENERGY HOLDINGS LLC AND SUBSIDIARIES

Consolidated Financial Statements (Unaudited)

As of and for the Years Ended September 30, 2018 and 2017

Contents

Page

Consolidated Financial Statements (Unaudited)

Consolidated Balance Sheets as of September 30, 2018 and 2017 (Unaudited)	3-4

Consolidated Statements of Operations for the Years Ended September 30, 2018 and 2017 (Unaudited)	5

Consolidated Statements of Member’s Deficit for the Years Ended September 30, 2018 and 2017 (Unaudited)	6

Consolidated Statements of Cash Flows for the Years Ended September 30, 2018 and 2017 (Unaudited)	7

Notes to Consolidated Financial Statements (Unaudited)	8-16

RAM Energy Holdings LLC and Subsidiaries

Consolidated Balance Sheets

(Unaudited)

September 30,	2018	2017

Assets

Current Assets
Cash and cash equivalents	$2,768,014	$2,297,592
Accounts receivable, net	5,738,249	1,381,640
Prepaid expenses	238,879	254,719
Derivative assets	-	113,773
Other current assets	-	17,153

Total Current Assets	8,745,142	4,064,877

Property and Equipment, at Cost
Proved oil and natural gas properties and equipment, using full cost accounting	49,286,227	44,719,760
Unproved oil and natural gas properties	6,245,449	4,325,546
Gas gathering and processing equipment	2,285,109	-
Other property and equipment	575,606	491,472
Less: accumulated depreciation, depletion,	58,392,391	49,536,778

amortization and impairment	(33,910,815)	(32,500,655)

Net Property and Equipment	24,481,576	17,036,123

Other Assets
Derivative assets	-	12,659
Restricted cash	546,950	583,206
Other	23,834	51,834

Total Other Assets	570,784	647,699

Total Assets	$33,797,502	$21,748,699

The accompanying notes are an integral part of these consolidated financial statements.

RAM Energy Holdings LLC and Subsidiaries

Consolidated Balance Sheets

(Unaudited)

September 30,	2018	2017

Liabilities and Member's Deficit

Current Liabilities
Trade accounts payable	$9,726,498	$1,938,902
Revenue payable	327,300	540,326
Accrued liabilities	813,458	837,573
Drilling advances	3,441,260	-
Current portion of asset retirement obligations	427,062	184,498

Total Current Liabilities	14,735,578	3,501,299

Asset Retirement Obligations, net of current portion	4,897,905	5,770,612

Long-Term Debt - Affiliate	45,000,000	35,000,000

Total Liabilities	64,633,483	44,271,911

Commitments and Contingencies (Note 9)

Member's Deficit	(30,835,981)	(22,523,212)

Total Liabilities and Member's Deficit	$33,797,502	$21,748,699

The accompanying notes are an integral part of these consolidated financial statements.

RAM Energy Holdings LLC and Subsidiaries

Consolidated Statements of Operations

(Unaudited)

Year Ended September 30,	2018	2017

Operating Revenues
Crude oil sales	$5,011,118	$4,572,014
Natural gas sales	1,628,127	3,233,455
Natural gas liquids sales	942,436	731,655
Water supply services	97,357	-

Total Revenues	7,679,038	8,537,124

Operating Expenses
Oil and natural gas operating expenses	6,484,208	7,349,460
Oil and natural gas production taxes	386,247	349,519
Water usage	128,613	-
Depreciation, depletion and amortization	1,410,161	1,139,114
Accretion of asset retirement obligations	688,081	569,471
Bad debt expense	7,062	10,746
General and administrative, overhead and other expenses, net of operator's overhead fees	3,929,867	3,986,503

Total Operating Expenses	13,034,239	13,404,813

Loss from Operations	(5,355,201)	(4,867,689)

Other Income (Expense)
Interest expense	(3,043,300)	(7,344,345)
Interest income	36,278	16,752
Losses on derivatives	(3,834)	(147,157)
Other income, net	53,288	24,779

Total Other Expense	(2,957,568)	(7,449,971)

Net Loss	$(8,312,769)	$(12,317,660)

The accompanying notes are an integral part of these consolidated financial statements.

RAM Energy Holdings LLC and Subsidiaries

Consolidated Statements of Member’s Deficit

(Unaudited)

	Units	Member's Deficit

Balance, October 1, 2016	23,141	$(63,796,737)

Debt exchanged for equity	61,606	53,591,185

Net loss	-	(12,317,660)

Balance, September 30, 2017	84,747	(22,523,212)

Net loss	-	(8,312,769)

Balance, September 30, 2018	84,747	$(30,835,981)

The accompanying notes are an integral part of these consolidated financial statements.

RAM Energy Holdings LLC and Subsidiaries

Consolidated Statements of Cash Flows (Unaudited)

Year Ended September 30,	2018	2017

Cash Flows from Operating Activities
Net loss	$(8,312,769)	$(12,317,660)
Adjustments to reconcile net loss to net cash used in operating activities: Depreciation, depletion and amortization	1,410,161	1,139,114
Non cash interest expense in kind	-	6,554,803
Accretion of asset retirement obligations	688,081	569,471
Bad debt expense	7,062	10,746
Losses on derivatives	3,834	147,157
Derivative settlements	122,598	81,382
Changes in operating assets and liabilities:
Accounts receivable	(1,650,427)	(440,541)
Prepaid expenses and other assets	32,993	(6,714)
Accounts payable and revenue payable	991,876	(201,666)
Drilling advances	3,441,260	-
Accrued liabilities	(24,116)	7,688

Net Cash Used in Operating Activities	(3,289,447)	(4,456,220)

Cash Flows from Investing Activities
Payments for oil and natural gas properties and equipment	(10,381,861)	(162,974)
Payments for other property and equipment	(84,134)	(88,929)
Proceeds from sales of oil and natural gas properties	4,161,608	6,249,688
Deposit and other assets	28,000	-
Restricted cash	36,256	(128,400)

Net Cash (Used in) Provided by Investing Activities	(6,240,131)	5,869,385

Cash Flows from Financing Activities Proceeds from borrowings on long-term debt	10,000,000	-

Net Cash Provided by Financing Activities	10,000,000	-

Net Increase in Cash and Cash Equivalents	470,422	1,413,165

Cash and Cash Equivalents - Beginning of Year	2,297,592	884,427

Cash and Cash Equivalents - End of Year	$2,768,014	$2,297,592

Supplemental Cash Flow Information
Cash paid for interest	$3,012,078	$707,778

Non-Cash Investing and Financing Activities
Oil and natural gas properties accrued	$3,869,449	$-
Asset retirement obligations	$(1,318,224)	$(695,585)
Exchange of debt for equity	$-	$53,591,185

The accompanying notes are an integral part of these consolidated financial statements.

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

(Unaudited)

1.	Nature of Operations and Organization

RAM Energy Holdings LLC (“Holdings”), formerly named PNNT RAM Energy LLC, is a Delaware limited liability company, wholly-owned by PennantPark Investment Corporation (“PennantPark”), and was formed in July 2014 as a holding company for interest ownership in RAM Energy LLC (“RAM”). RAM Fayette LLC (“Fayette”) was formed in September 2017 and Fayette Service Company LLC (“Service”) was formed in June 2018. Both subsidiaries are currently wholly-owned by RAM. Holdings, RAM and its subsidiaries are herein referred to as the “Company.”

RAM was formed in April 2012 as a privately held, independent oil and natural gas company engaged in the acquisition, exploration, exploitation, development and production of oil and natural gas.

In September 2017, Holdings issued PennantPark 61,606 common units in exchange for the outstanding debt of RAM of $88 million. Holdings then entered into a new $35 million term loan. In June 2018, the credit agreement was amended to add a $15 million revolving loan. See Notes 7 and 8.

In July 2018, the Company began a drilling program in the Austin Chalk formation. Fayette was formed to be an owner in the new wells drilled, and Service was formed to invest in gathering and facilities infrastructure. One new well began producing in September 2018. The second new well began producing in October 2018. See Note 6.

RAM operates exclusively in the upstream segment of the oil and gas industry with activities including the drilling, completion, and operation of oil and natural gas wells. RAM conducts the majority of its operations in the state of Texas, with minor operations in the states of Arkansas, New Mexico and Oklahoma.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Holdings, its wholly- owned subsidiary, RAM, and RAM’s wholly-owned subsidiaries, Fayette and Service. All significant intercompany accounts and transactions have been eliminated in consolidation.

Property and Equipment

The Company follows the full cost method of accounting for oil and natural gas properties. Under this method, all productive and nonproductive costs incurred in connection with the acquisition, exploration, and development of oil and natural gas reserves are capitalized. No gains or losses are recognized upon the sale or other disposition of oil and natural gas properties except in transactions that would significantly alter the relationship between capitalized costs and proved reserves. The costs of unevaluated oil and natural gas properties are excluded from the amortizable base until the time that either proven reserves are found or it has been determined that such properties are impaired. As properties become evaluated, the related costs are transferred to proved oil and natural gas properties.

Under the full cost method, the net book value of oil and natural gas properties may not exceed the estimated after-tax future net revenues from proved oil and natural gas properties, discounted at 10% (the “Ceiling Limitation”). In arriving at estimated future net revenues, estimated lease operating expenses, development costs, and certain production-related and ad valorem taxes are deducted.

In calculating future net revenues, prices and costs are held constant indefinitely, except for changes that are fixed and determinable by existing contracts. The net book value is compared to the Ceiling Limitation and the excess, if any, of the net book value above the Ceiling Limitation is charged to expense in the period in which it occurs and is not subsequently reinstated. At September 30, 2018 and 2017, the net book value of the Company’s oil and natural gas properties did not exceed the Ceiling Limitation.

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

(Unaudited)

The costs directly associated with unevaluated oil and natural gas properties are not initially included in the amortization base and relate to unproved leasehold acreage, seismic data, wells and production facilities in progress and wells pending determination. Unevaluated leasehold costs are transferred to the amortization base once determination has been made or upon expiration of a lease. Geological and geophysical costs and cumulative drilling costs to date associated with a specific unevaluated property are transferred to the amortization base with the associated leasehold costs on a specific project basis. Costs associated with wells in progress and wells pending determination are transferred to the amortization base once a determination is made whether or not proved reserves can be assigned to the property. All costs included in the Company’s unevaluated property balance are assessed on a periodic basis for possible impairment or reduction in value. The assessment includes consideration of numerous factors, including intent to drill, remaining lease term, geological and geophysical evaluations, drilling results and activity, assignment of proved reserves and economic viability of development if proved reserves are assigned. Any impairments of unevaluated properties are transferred to the amortization base. The Company did not have any impairment of its unproved oil and gas properties for the years ended September 30, 2018 or 2017.

Other property and equipment consists principally of furniture and equipment and leasehold improvements. Other property and equipment and related accumulated depreciation and amortization are relieved upon retirement or sale and the gain or loss is included in operations. Renewals and replacements that extend the useful life of property and equipment are treated as capital additions. Depreciation expense of other property and equipment for the years ended September 30, 2018 and 2017 was approximately $75 thousand and $195 thousand, respectively.

Depreciation, Depletion and Amortization

All capitalized costs of oil and natural gas properties and equipment, including the estimated future costs to develop proved reserves, are amortized using the unit-of-production method based on total proved reserves. Depreciation of gathering assets and related facilities, and other equipment is computed on the straight-line method over the estimated useful lives of the assets, generally ranging from 3 to 30 years. Amortization of leasehold improvements is computed based on the straight-line method over the term of the associated lease or estimated useful life, whichever is shorter.

Cash and Cash Equivalents

All highly liquid unrestricted investments with a maturity of three months or less when purchased are considered to be cash equivalents.

Restricted Cash

At September 30, 2018 and 2017, the Company had approximately $547 thousand and $583 thousand, respectively, in certificates of deposit held as collateral for letters of credit for the beneficiary of states for the purpose of plugging and abandonment costs of the wells in which the Company has an interest. Such amounts are classified as restricted cash in the accompanying consolidated balance sheets.

Concentrations of Credit Risk

The Company sells oil and natural gas to various customers and participates with other parties in the drilling, completion and operation of oil and natural gas wells. Joint interest and oil and natural gas sales receivables related to these operations are generally unsecured. For the years ended September 30, 2018 and 2017, over 20% of total revenues and total receivables were from two customers. The Company provides an allowance for doubtful accounts for certain purchasers and certain joint interest owners’ receivable balances when the Company believes the receivable balance may not be collected. Accounts receivable are presented net of the related allowance for doubtful accounts. At September 30, 2018 and 2017, the allowance for doubtful accounts was $125 thousand.

In 2018 and 2017, the Company had cash deposits in certain banks that at times exceeded the maximum insured by the Federal Deposit Insurance Corporation. The Company monitors the financial condition of the banks and has experienced no losses on these accounts.

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

(Unaudited)

General and Administrative Expenses

The Company receives fees for the operation of jointly owned oil and natural gas properties and records such reimbursements as reductions of general and administrative expenses. Such fees totaled approximately $0.7 million and $0.9 million for the years ended September 30, 2018 and 2017, respectively.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions that, in the opinion of management are significant, include oil and natural gas reserves, depreciation, depletion and amortization related to oil and natural gas properties, asset retirement obligations and derivative instrument valuations. The Company evaluates its estimates and assumptions on a regular basis. Estimates are based on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Oil and Natural Gas Reserves Estimates

Independent petroleum and geological engineers prepare estimates of the Company’s oil and natural gas reserves. Proved reserves and the estimated future net revenues are estimated based upon a combination of historical data and estimates of future activity. Consistent with Topic 932 of the Codification, at September 30, 2018 and 2017, the Company calculated its estimate of proved reserves using a twelve month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each period within the twelve-month period prior to the end of the reporting period. The reserve estimates are used in the assessment of the Company’s ceiling limitation and in calculating depreciation, depletion and amortization. Significant assumptions are required in the valuation of proved oil and natural gas reserves which, as described herein, may affect the amount at which oil and natural gas properties are recorded. Actual results could differ materially from these estimates.

Derivatives

The Company recognizes all derivative instruments as either assets or liabilities in the consolidated balance sheets at fair value in accordance with authoritative guidance as set forth in Topic 815 of the Codification.

The Company entered into certain derivative contracts to reduce the impact of oil and natural gas price fluctuations and as required by the terms of its credit facility. See Notes 4 and 5. The Company did not designate these transactions as hedges. Accordingly, all gains and losses on the derivative instruments are recorded in the consolidated statements of operations.

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made, and the associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company determines its asset retirement obligations on its oil and natural gas properties by calculating the present value of the estimated cash flows related to the estimated liability. Periodic accretion of the discount of the estimated liability associated with the Company’s oil and natural gas properties is recorded in the consolidated statements of operations.

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

(Unaudited)

The Company recorded the following activity related to the asset retirement obligations (in thousands):

Year Ended September 30,	2018	2017

Liability for Asset Retirement Obligations,
Beginning of Year	$5,955	$6,081
Accretion expense	688	569
Additions	53	-
Obligations for wells sold and abandon	(1,431)	(241)
Changes in estimates	60	(454)

Liability for Asset Retirement Obligations,
End of Year	5,325	5,955

Less: current asset retirement obligations	427	184

Long-Term Asset Retirement Obligations	$4,898	$5,771

Revenue Recognition

Oil and natural gas sales are recognized when production is sold to a purchaser at a fixed or determinable price, delivery has occurred, title has transferred, and collectability of the revenue is probable. Delivery occurs and title is transferred when production has been delivered to a pipeline, railcar or truck. The sales method of accounting is used for oil and natural gas sales such that revenues are recognized based on the Company’s share of actual proceeds from the oil and natural gas sold to purchasers. Oil and natural gas imbalances are generated on properties for which two or more owners have the right to take production “in-kind” and, in doing so take more or less than their respective entitled percentage. As of September 30, 2018 and 2017, there were no significant oil and natural gas imbalances.

Income Taxes

RAM and its subsidiaries are disregarded subsidiaries of Holdings. As Holdings has elected to be classified as a corporation, a tax benefit has been calculated for the years ended September 30, 2018 and 2017.

The benefit for income taxes differs from the amount computed by applying the statutory federal income tax rate to loss before provision for income taxes. For the years ended September 30, 2018 and 2017, the Company had a benefit for income taxes of $11.4 million and $4.4 million, respectively, which was completely offset by a valuation allowance. The significant differences between pre-tax book income and taxable book income relate to non-deductible expenses, state income taxes, change in valuation allowance, the impact of 2018 tax reform, and other adjustments to deferred tax balances.

The sources and tax effects of the differences are as follows (in thousands):

Year Ended September 30,	2018	2017

Income tax benefit at the federal statutory rate (34%)	$2,018	$4,188
Impact of tax reform	(13,332)	-
Return to provision adjustments	(141)	-
State income tax expense, net of federal benefit	98	256
Other	(2)	(4)
Change in valuation allowance	11,359	(4,440)

Income tax benefit	$-	$-

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

(Unaudited)

The Company’s income tax benefit was computed based on the federal statutory rate and the average state statutory rates, net of the related federal benefit. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company’s deferred tax assets and liabilities are as follows (in thousands):

Year Ended September 30,	2018	2017

Depreciable/depletable property, plant and equipment	$9,444	$22,095
Asset retirement obligation	1,654	2,296
Derivative assets	472	721
Reserves and other	31	29
Net operating loss carryforward	11,214	9,033
Total noncurrent deferred tax assets	22,815	34,174
Valuation allowance	(22,815)	(34,174)

Net noncurrent deferred tax assets	$-	$-

As of September 30, 2018 and 2017, the Company has a net operating loss carryforward of approximately $50 million and $25 million, respectively, for federal income tax reporting purposes. Of this amount, $31.4 million will begin to expire in 2036 and $18.6 million has an indefinite carryforward period, but only has the availability to offset future income of up to 80% in any single year. The 2018 Tax Cuts and Jobs Act changed the rules related to uses and limitations of net operating loss carryforwards created in tax years beginning after December 31, 2017. Based on the history of losses of the predecessor entity and the continued depression of oil and gas prices, the Company concluded it was not more likely than not that the net operating loss carryforwards would be utilized; accordingly, a valuation allowance was recorded. In addition, the Company has generated a net operating loss carryforward for state income tax purposes, which the Company believes will not be realized during the relevant carryforward periods; however, such amounts have not been separately disclosed in the consolidated financial statements as the Company does not believe that these net operating losses are material to the amounts presented herein.

A valuation allowance has been established with respect to the portion of the deferred tax asset associated with tax basis in excess of carrying value of the Company’s assets for which the Company currently does not reasonably believe under the deferred tax asset realization criteria set forth in Topic 740 that it will more likely than not realize a benefit in future periods. During the years ended September 30, 2018 and 2017, the Company recorded a valuation allowance of $22.8 million and $34.2 million, respectively.

Each income tax position is assessed using a two-step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the consolidated financial statements equals the largest amount that is greater than 50 percent likely to be realized upon its ultimate settlement. The Company had no uncertain tax positions as of September 30, 2018.

The Company’s federal and state tax returns from its inception remain subject to examination by the applicable tax authorities.

3.	Fair Value Measurements

There is a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy categorizes assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement. The three levels are defined as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

(Unaudited)

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

The following table sets forth the assets and liabilities measured at fair value on a recurring basis, by level, as of September 30, 2018 and 2017 (in thousands):

As of September 30, 2018
	Level 1	Level 2	Level 3	Total

Derivative Asset (Commodity Contracts)	$-	$-	$-	$-

Derivative Liability (Commodity Contracts)	$-	$-	$-	$-

	As of September 30, 2017
	Level 1	Level 2	Level 3	Total

Derivative Asset (Commodity Contracts)	$-	$126	$-	$126

Derivative Liability (Commodity Contracts)	$-	$-	$-	$-

The Company estimates the fair value of its derivative instruments based on published forward commodity price curves as of the date of the estimate, less discounts to recognize present values. The Company estimated the fair value of its derivatives using a pricing model which also considered market volatility, counterparty credit risk and additional criteria in determining discount rates. The discount rate used in the discounted cash flow projections was based on published LIBOR rates, Eurodollar futures rates and interest swap rates. The counterparty credit risk was determined by calculating the difference between the derivative counterparty’s bond rate and published bond rates. A credit valuation adjustment (“CVA”) for the Company is incorporated into the derivative valuation when the overall derivative position with a counterparty is in a liability position. A CVA is calculated based on the spread between the Company’s credit curve and a risk-free rate.

At September 30, 2018 and 2017, the carrying value of cash, restricted cash, receivables and payables reflected in the Company’s consolidated financial statements approximates fair value due to their short-term nature. Additionally, we believe that the carrying value of the Company’s long-term debt under the credit facility approximates fair value because the credit facility carries an interest rate that approximates current market rates. The long-term debt is classified as Level 2.

4.	Derivative Contracts

The Company periodically utilizes various hedging strategies to manage the price received for a portion of its future oil and natural gas production to reduce exposure to fluctuations in oil and natural gas prices and to achieve a more predictable cash flow.

During 2018 and 2017, the Company entered into certain derivative contracts to manage the impact of oil and natural gas price fluctuations and as required by the terms of its credit facility. The Company did not designate these transactions as hedges. Accordingly, all gains and losses on the derivative instruments during 2018 and 2017 have been recorded in the consolidated statements of operations.

As of September 30, 2018, all of the Company’s derivative contracts matured and the Company had no open derivative positions.

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

(Unaudited)

Gross fair values of the Company’s derivative instruments, prior to netting of assets and liabilities subject to a master netting arrangement, are as follows (in thousands):

Derivative		Fair Value as of September 30,
Financial Instruments	Balance Sheet Location	2018	2017
Commodity Contracts	Current Assets-Derivative Assets	$-	$114
Commodity Contracts	Long-Term Assets-Derivative Assets	-	12
		$-	$126

All of the gains and losses related to derivative contracts are recorded through the “(gains)/losses on derivatives” account in the consolidated statements of operations.

5.	Acquisitions and Divestitures

Wood County Disposition

On January 1, 2017, the Company closed on the sale of certain oil and natural gas properties located in Texas. The Company received no proceeds, but was relieved of the plugging liability.

Riverbend Disposition

On January 5, 2017, the Company closed on the sale of certain oil and gas properties located in Texas for $5.7 million net proceeds.

Harrison County Disposition

On February 10, 2017, the Company closed on the sale of certain oil and natural gas properties located in Texas for $15 thousand plus oil in tanks.

Karnes County Disposition

On May 23, 2017, the Company closed on the sale of certain oil and natural gas properties located in Texas for $0.4 million.

Rusk County Disposition

On June 22, 2017, the Company closed on the sale of undeveloped deep rights in certain oil and gas properties located in Texas for approximately $0.1 million.

Fayette Acquisition

The Company closed on the purchase of additional acreage in Fayette County, Texas for $0.8 million and $2.0 million in October 2017 and June 2018, respectively.

Logansport Dispositions

In March 2018, the Company closed on the sale of certain operated crude oil and natural gas property located in the DeSoto parish of Louisiana for $3.2 million net proceeds (prior to closing adjustments). In June 2018, the Company closed on the sale of certain mineral interests located in the DeSoto parish of Louisiana for $0.6 million.

Dull Knife Disposition

In March 2018, the Company closed on the sale of certain oil and natural gas properties located in Winkler County, Texas for $240 thousand.

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

(Unaudited)

Yoakum County Disposition

In March 2018, the Company leased mineral interest properties located in Yoakum County, Texas for $40 thousand.

Harris County Disposition

In March 2018, the Company closed on the sale of certain oil and natural gas properties located in Harris County, Texas for $100 thousand.

6.	Drilling Activity

In July 2018, the Company began a program to drill four new wells in the Austin Chalk formation, two of which began producing in September and October 2018. Fayette was formed in September 2017 and is an owner in the new wells drilled, and Service was formed in June 2018 to invest in gathering and facilities infrastructure. RAM (dba RAMTex Energy LLC) is the operator of the Fayette wells. As operator, RAM collects revenue and pays expenses for the Fayette wells. RAM also distributes revenue and provides joint interest billings to Fayette and any non-operating partners for their interest in the Fayette wells.

Fayette holds various ownership interests in the new wells. The joint operating agreements allow for prebilling partners for 100% of their share of the total AFE. Drilling advances received were $3.4 million as of September 30, 2018. Funding for the drilling program will be provided by borrowings on the revolving loan agreement, joint interest billings and production from the new wells.

The first Fayette well, the Super T, was completed and producing the last 5 days in September 2018. The second Fayette well, the Tango, was spud August 25, 2018 and was producing in October 2018.

7.	Long-Term Debt - Affiliate

Long-term debt - affiliate consists of the following (in thousands):

September 30,	2018	2017

2017 Term Loan	$35,000	$35,000
2018 Revolving Loan	10,000	-

	$45,000	$35,000

On September 29, 2017, the Company entered into a term loan of $35 million under a loan agreement with PennantPark. The loan agreement was made effective July 1, 2017 and matures on July 2, 2022. The term loan carries an interest rate of 8% with a 50% paid-in-kind interest election.

On June 5, 2018, the loan agreement was amended to add a revolving loan with a total commitment of $15 million. Borrowings on the revolving loan must be at a minimum of $1 million and in $1 million increments, and carries an interest rate of 8%.

The loan agreement includes representations, warranties, and customary covenants, including certain financial covenants for minimum liquidity and maximum annual capital expenditures. As of September 30, 2018, the Company was in compliance with its financial covenants.

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

(Unaudited)

8.	Member’s Deficit

PennantPark holds all units in Holdings. A debt restructuring in September 2017 included PennantPark contributing the then outstanding Tranche A term loan to Holdings, effectively extinguishing the debt. In exchange, Holdings issued PennantPark 61,606 common units and Holdings entered into a new $35 million term loan with PennantPark. As PennantPark is the sole owner of Holdings, the debt restructuring was deemed a capital transaction at cost basis with no gain or loss recorded. The cost basis of the debt plus interest paid-in-kind immediately prior to the extinguishment was $88 million, resulting in a net equity contribution of approximately $54 million on the conversion of debt.

9.	Commitments and Contingencies

From time to time the Company may be involved in claims and litigation arising in the ordinary course of business. In the opinion of management, the outcome of all existing matters will not have a material adverse effect on the Company’s financial position or results of operations.

Leases

RAM leases office space and certain equipment under non-cancelable operating lease agreements that expire on various dates through 2020. Approximate future minimum lease payments as of September 30, 2018 are as follows (in thousands):

Year Ending September 30,

2019	$530
2020	177

$707

Rent expense of approximately $0.5 million and $0.5 million was incurred under operating leases for the years ended September 30, 2018 and 2017, respectively.

10.	Related Party Transactions

RAM made certain payments on behalf of an officer totaling $52 thousand in 2018 and $51 thousand in 2017, which are due to the Company as of September 30, 2018 and 2017, respectively. LEL Energy, a company owned by an officer of RAM, made payments on behalf of RAM totaling $0 in 2018 and $12 thousand in 2017, which are payables on RAM’s books as of September 30, 2018 and September 30, 2017, respectively.

11.	Subsequent Events

The Company evaluates events and transactions occurring after the balance sheet date and before the consolidated financial statements are available for issuance. Such events and transactions have been evaluated through November 13, 2018, the date the consolidated financial statements were available to be issued.

On October 12, 2018, the Company borrowed an additional $5 million, bringing the total borrowings on the revolving loan to $15 million.

On November 1, 2018, the Company closed on the sale of certain oil and gas properties in Lea County, New Mexico for $228 thousand. The buyer also assumed plugging liability and joint interest billings accounts payable of $8 thousand.